U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING
                           ANNUAL REPORT ON FORM 10-K
                     For the fiscal year ended July 31, 1997

PART I - REGISTRANT INFORMATION
FULL NAME OF REGISTRANT: VTEL Corporation
ADDRESS OF PRINCIPAL EXECUTIVE OFFICE: 108 Wild Basin Road
CITY, STATE AND ZIP CODE: Austin, Texas 78746
PART II - RULES 12B-25(B) AND (E)

The Annual Report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.


PART III - NARRATIVE

The Annual Report on Form 10-K for the year ended July 31, 1997 could not be filed within the prescribed period due to issues related to the merger between VTEL Corporation and Compression Labs, Incorporated on May 23, 1997 and the preparation of an Annual Report on Form 10-K that combines the historical financial statements of the two companies.



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PART IV - OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification

    Paul Ruiz - Corporate Controller - (512) 314-2682

All other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 have been filed.

It is anticipated that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement included in the subject report as follows (note that the Company has already filed all required information through April 30, 1997 in previous filings with the Securities and Exchange Commission):

On May 23, 1997, shareholders of VTEL and Compression Labs, Incorporated, a Delaware corporation ("CLI"), approved the merger (the "Merger") of VTEL-Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of VTEL ("Merger Sub"), with and into CLI, pursuant to an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), with CLI becoming a direct wholly-owned subsidiary of VTEL. As a result of the Merger, (a) the outstanding shares of CLI's common stock, par value $.001 per share ("CLI Common Stock"), were converted into the right to receive 0.46 shares of common stock of VTEL, par value $.01 per share ("VTEL Common Stock"), per share of CLI Common Stock converted (or cash in lieu of fractional shares otherwise deliverable in respect thereof), and (b) the outstanding shares of CLI Series C Preferred Stock, par value $.001 per share ("CLI Preferred Stock"), were converted into the right to receive 3.15 shares of VTEL Common Stock per share of CLI Preferred Stock converted (or cash in lieu of fractional shares otherwise deliverable in respect thereof). The CLI shares were exchanged for a total of 8,424,741 shares of VTEL Common Stock. The acquisition was accounted for as a pooling of interests.

The Company generated net losses from continuing operations of $4.8 million, $17.3 and $44.3 million for the years ended December 31, 1994 and 1995 and July 31, 1997 and $4.3 million and $18.5 million for the seven months ended July 31, 1995 and 1996. The trend of increasing net losses during the years ended December 31, 1994 and 1995 is the net effect of a trend of periodic net income generated by VTEL, on a stand-alone basis, during these periods, offset by a trend of significant increasing losses incurred by the Company's wholly-owned subsidiary. The periodic net income generated by VTEL, on a stand-alone basis, during these periods was due to improved gross margins and growth in revenues at a higher rate than growth in operating expenses. The Company's wholly-owned subsidiary, CLI, experienced increasing net losses during these periods due to a trend of declining revenues without a proportionate decline in operating expenses and due to charges taken for settlement of litigation during the year ended December 31, 1995.

The increase in net losses incurred from the seven months ended July 31, 1995 to the seven

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months ended July 31, 1996 is the result of  independent  charges  taken by both
VTEL and its wholly-owned subsidiary, CLI, related to restructuring activities and the effect of CLI's decision to discontinue operations relating to its broadcast products division in November 1995.

The loss incurred during the year ended July 31, 1997 is primarily the result of merger and other expenses of $29.4 million, consisting of transaction expenses of $5.7 million and restructuring and other expenses of $23.7 million, recorded during the year ended July 31, 1997.

Transaction expenses include legal, accounting, investment banking and printing fees. Restructuring and other expenses include amounts related to the consolidation of duplicate facilities; severance costs relating to workforce reductions; impairment charges related to certain intangibles, property and equipment, receivables and inventories; and discharge and accruals of contingent liabilities.


VTEL Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

        DATE : 10/29/97          BY: /S/ RODNEY S. BOND, Chief Financial Officer
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